STASH 2 The Heartless LLC

Financial Statements and Report

December 31, 2023

Table of Contents



Independent Accountant's Review Report

To Management of:
STASH 2 The Heartless LLC
Las Vegas, NV

We have reviewed the accompanying financial statements of STASH 2 The Heartless LLC (the Company), which comprise the balance sheet as of December 31, 2023, and the related statements of income, members' equity, and cash flows for the period then ended (since inception), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting

whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of STASH 2 The Heartless LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has only recently been formed and has yet to secure full funding or complete filming and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group LLC
OWINGS MILLS, MD
May 6, 2024

STASH 2 The Heartless LLC
Balance Sheet (Unaudited)
As of December 31, 2023

Assets		
Current Assets		
Current Assets		
Cash and cash equivalents	$	28,622
Total Current Assets		28,622
Total Current Assets		28,622
Total Assets		28,622
Liabilities & Members' Equity		
Liabilities		-
Current Liabilities		-
Accounts payable and accrued expenses		-
Total Current Liabilities		-
Total Liabilities		-
Members' Equity		28,622
Total Liabilities & Members' Equity	$	28,622

STASH 2 The Heartless LLC
Statement of Income (Unaudited)
For the period (since inception on September 13, 2023) ended December 31, 2023

Operating Expenses		
Office supplies	$	1,411
Meals		49
Bank fees		45
Total Operating Expenses		1,505
Net Income (Loss)	$	(1,505)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

STASH 2 The Heartless LLC

Statement of Members' Equity (Unaudited)

For the period (since inception on September 13, 2023) ended December 31, 2023

	Total Members' Equity
Balance at September 13, 2023	-
Net income (loss)	$ (1,505)
Issuance of member interests, net of issuance costs	30,127
Balance at December 31, 2023	$ 28,622

STASH 2 The Heartless LLC

Statement of Cash Flows (Unaudited)

For the period (since inception on September 13, 2023) ended December 31, 2023

Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$	(1,505)
Net Cash Provided by (Used in) Operating Activities		(1,505)
Net Cash Provided by (Used in) Investing Activities		-
Cash Flows from Financing Activities		
Issuance of member interests		30,127
Net Cash Provided by (Used in) Financing Activities		30,127
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash		28,622
Cash, cash equivalents, and restricted cash at beginning of period		-
Cash, Cash Equivalents, and Restricted Cash at End of Period	$	28,622

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

STASH 2 The Heartless LLC
Notes to the Financial Statements
For the period (since inception on September 13, 2023) ended December 31, 2023

1. Summary of significant accounting policies

a. Nature of operations

STASH 2 The Heartless LLC (the Company) is a company that produces major motion picture/films. We plan to produce the sequel, STASH 2 The Heartless, to the award-winning film STASH The Movie.

The Company was formed as a Limited-Liability Company in the State of Nevada on September 13, 2023.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting. The financial statements cover the period from the Company's inception on September 13, 2023 through December 31, 2023.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation

STASH 2 The Heartless LLC
Notes to the Financial Statements
For the period (since inception on September 13, 2023) ended December 31, 2023

or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The Company does not have any assets or liabilities that require fair value measurements.

e. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

f. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. As of December 31, 2023, cash consisted of deposits held in business checking accounts.

g. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Members' equity

According to the Company's operating agreement, the Company has authority to issue 700,000 membership interests. 350,000 membership interests are owned by the Company and the remaining 350,000 membership interest will be issued at $1 per share. These funds raised will be considered capital contributions. As of December 31, 2023, the Company had issued 186,000 membership interests.

3. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

4. Going concern

STASH 2 The Heartless LLC
Notes to the Financial Statements
For the period (since inception on September 13, 2023) ended December 31, 2023

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements the Company has only recently been formed and has yet to secure full funding or complete filming of the movie. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

5. Subsequent events

As of May 6, 2024, the Company has filmed approximately 50% of the movie.

Management evaluated all activity of the Company through May 6, 2024 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.